

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Eldar Cegla
Chief Financial Officer
Innoviz Technologies Ltd.
Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C
Nitzba 300
Rosh HaAin, Israel
4809202

>   **Re: Innoviz Technologies Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed September 29, 2022**
>   **File No. 333-267646**

Dear Eldar Cegla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan J. Maierson